EXHIBIT 21
List of Subsidiaries

Name	State of Incorporation
Mercantile Bank	Illinois
Marine Bank & Trust	Illinois
Brown County State Bank	Illinois
Mid-America Bancorp, Inc.	Kansas
Heartland Bank	Kansas
Mercantile Investments, Inc.	Delaware
Royal Palm Bancorp, Inc.	Florida
The Royal Palm Bank of Florida	Florida
HNB Financial Services, Inc.	Missouri